Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-229951

Thermo Fisher Scientific (Finance I) B.V.

€1,700,000,000 Floating Rate Senior Notes due 2023 (“Floating Rate Notes”)

€550,000,000 0.000% Senior Notes due 2023 (“2023 Notes”)

€550,000,000 0.000% Senior Notes due 2025 (“2025 Notes”)

November 9, 2021

Pricing Term Sheet

Issuer:	Thermo Fisher Scientific (Finance I) B.V.

Guarantor:	Thermo Fisher Scientific Inc.

Legal Format:	SEC Registered

Securities:	Floating Rate Senior Notes due 2023 0.000% Senior Notes due 2023 0.000% Senior Notes due 2025

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa1 (Stable) / BBB+ (Positive) / BBB+ (Stable)

Aggregate Principal Amount:	Floating Rate Notes: €1,700,000,000 2023 Notes: €550,000,000 2025 Notes: €550,000,000

Stated Maturity Date:	Floating Rate Notes: November 18, 2023 2023 Notes: November 18, 2023 2025 Notes: November 18, 2025

Issue Price:	Floating Rate Notes: 100.744% of the principal amount 2023 Notes: 100.321% of the principal amount 2025 Notes: 99.868% of the principal amount

Coupon (Interest Rate):

Floating Rate Notes: 3-month EURIBOR plus 0.200% per annum, paid quarterly; provided that the minimum interest rate will be zero.

2023 Notes: 0.000% per annum, paid annually

2025 Notes: 0.000% per annum, paid annually

Mid-Swaps Yield:	2023 Notes: -0.360% 2025 Notes: -0.197%

Spread to Mid-Swap:	2023 Notes: +20 basis points 2025 Notes: +23 basis points

Yield to Maturity:	2023 Notes: -0.160% 2025 Notes: 0.033%

Benchmark Bund:	2023 Notes: OBL 0.000% due October 2023 2025 Notes: OBL 0.000% due October 2025

Benchmark Bund Price / Yield:	2023 Notes: €101.52 / -0.782% 2025 Notes: €102.61 / -0.656%

Spread to Benchmark Bund:	2023 Notes: +62.2 basis points 2025 Notes: +68.9 basis points

Interest Payment Dates:

Floating Rate Notes: February 18, May 18, August 18 and November 18 of each year, commencing on February 18, 2022

2023 Notes: November 18 of each year, commencing on November 18, 2022

2025 Notes: November 18 of each year, commencing on November 18, 2022

Day Count Convention:	Floating Rate Notes: Actual/360 2023 Notes: Actual/Actual (ICMA) 2025 Notes: Actual/Actual (ICMA)

Business Days:	New York, London, TARGET2

Payment Business Day Convention:	Floating Rate Notes: Modified following, unadjusted 2023 Notes: Following, unadjusted 2025 Notes: Following, unadjusted

Make-Whole Call:	2023 Notes: +10 basis points 2025 Notes: +10 basis points (prior to October 18, 2025)

Par Call:	2025 Notes: On or after October 18, 2025

Settlement Date:	November 18, 2021

Trade Date:	November 9, 2021

Currency of Payment:	All payments of principal of, and premium, if any, and interest on, the notes, including any payments made upon any redemption of the notes, will be made in euro. If the euro is unavailable to the issuer or, in the case of the guarantee, the guarantor, due to the imposition of exchange controls or other circumstances beyond the issuer’s or the guarantor’s control or if the euro is no longer being used by the then member states of the European Economic and Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until the euro is again available to the issuer, or, in the case of the guarantee, the guarantor or so used.

Payment of Additional Amounts:	Subject to certain exceptions and limitations, the issuer and the guarantor may be required to pay as additional interest to certain holders of notes such amounts as may be necessary so that every net payment on such holders’ notes after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge of whatever nature imposed upon, or as a result of, such payment by the Netherlands or the United States (or any political subdivision or taxing authority thereof or therein), will not be less than the amount provided for in such holders’ notes to be then due and payable.

Redemption for Tax Reasons:	The issuer may redeem all, but not less than all, of a series of notes in the event of certain changes in the tax law of the Netherlands or the United States (or any political subdivision or taxing authority thereof or therein) if, in the written opinion of independent counsel chosen by the issuer or the guarantor, there is a material probability that the issuer or the guarantor will become obligated to pay additional interest on such series of notes as described above under “Payment of Additional Amounts.” The redemption would be at a redemption price equal to 100% of the principal amount of the notes to be redeemed, together with accrued and unpaid interest to, but not including, the date fixed for redemption.

Purchase of Notes Upon a Change of Control Triggering Event:	Upon the occurrence of a Change of Control Triggering Event (as defined in the prospectus supplement related to the notes), with respect to any series of notes, the issuer may, in certain circumstances, be required to make an offer to purchase such series of notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase.

Denominations:	€100,000 x €1,000

ISIN / Common Code:	Floating Rate Notes: XS2407911705 / 240791170 2023 Notes: XS2407913586 / 240791358 2025 Notes: XS2407914394 / 240791439

Listing:	Application has been made for the notes to be admitted to the Official List of Euronext Dublin and traded on the GEM of Euronext Dublin. If such a listing is obtained, the issuer has no obligation to maintain such listing and may delist the notes at any time.

Eurosystem Eligibility:	The notes are intended to be held in a manner that will allow for Eurosystem eligibility. This means that the notes are intended upon issue to be deposited with a Common Safekeeper for Euroclear Bank SA/NV and Clearstream Banking, S.A. and does not necessarily mean that the notes will be recognized as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem, either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.

Trustee:	The Bank of New York Mellon Trust Company, N.A.

Paying Agent:	The Bank of New York Mellon, London Branch

Joint Book-Running Managers:

Barclays Bank PLC

Morgan Stanley Europe SE

BofA Securities Europe SA

Citigroup Global Markets Europe AG

Mizuho Securities Europe GmbH

BNP Paribas

Credit Suisse Bank (Europe), S.A.

Deutsche Bank Aktiengesellschaft

HSBC Bank plc

ING Bank N.V., Belgian Branch

MUFG Securities (Europe) N.V. SMBC Nikko Capital Markets Europe GmbH U.S. Bancorp Investments, Inc. Wells Fargo Securities Europe S.A.

Co-Managers:

Academy Securities, Inc.

AmeriVet Securities, Inc.

Blaylock Van, LLC

BNY Mellon Capital Markets, LLC

KeyBanc Capital Markets Inc.

Loop Capital Markets LLC

Nordea Bank Abp

R. Seelaus & Co., LLC

RBC Europe Limited

Scotiabank (Ireland) Designated Activity Company

*

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

We expect to deliver the notes against payment for the notes on or about November 18, 2021, which is the seventh London business day and sixth New York business day following the date of the pricing of the notes. Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to a trade expressly agree otherwise. Also under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two New York business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes before the second business day prior to November 18, 2021 will be required to specify alternative settlement arrangements to prevent a failed settlement.

The guarantor has filed a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) (including a prospectus), filed by the issuer and the guarantor, for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement thereto in that registration statement, as amended, and other documents the guarantor has filed with the SEC for more complete information about the guarantor, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus and prospectus supplement thereto if you request it by calling Barclays Bank PLC at +1 888 603 5847, Morgan Stanley Europe SE at +44 (0)20 7677 4799, BofA Securities Europe SA at +33(0) 1 8770 0000, Citigroup Global Markets Europe AG at +49 69 1366 8362 or Mizuho Securities Europe GmbH at +49 69 42729 3000.

MiFID II and/or the UK MiFIR Product Governance Rules professionals/ECPs-only / No PRIIPs KID and/or UK PRIIPs KID – Manufacturer target market (MIFID II product governance and/or the UK MiFIR Product Governance Rules) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs and/or UK PRIIPs key information document (KID) has been prepared as not available to retail investors in EEA or the United Kingdom.

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